UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

International Game Technology PLC Announces Agreement to Sell Italian B2C Gaming Business for €950 Million in Cash

International Game Technology PLC (NYSE:IGT) (“IGT”) today announced that its wholly-owned subsidiary Lottomatica Holding S.r.l. has signed a definitive agreement to sell one hundred percent of the share capital of Lottomatica Videolot Rete S.p.A. and Lottomatica Scommesse S.r.l., the members of the IGT group which conduct its Italian B2C gaming machine, sports betting, and digital gaming businesses, to Gamenet Group S.p.A., a subsidiary of funds managed by an affiliate of Apollo Global Management, Inc. (together with its subsidiaries, “Apollo”), a leading global alternative investment manager.

The sale price is €950 million, with €725 million payable at closing, €100 million payable on December 31, 2021, and the remaining €125 million payable on September 30, 2022. The deferred payments are not subject to any conditions other than closing and are secured by an equity commitment letter from the Apollo-managed funds. IGT will use net proceeds from the transaction primarily to reduce debt.

The Board of Directors of IGT has approved the transaction, which remains subject to customary closing conditions, including regulatory approvals. IGT expects that the transaction will close in the first half of 2021.

A copy of the news release relating to these matters is furnished herewith as follows:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Agreement to Sell Italian B2C Gaming Business for €950 Million in Cash” dated December 7, 2020

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Agreement to Sell Italian B2C Gaming Business for €950 Million in Cash” dated December 7, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2020	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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